CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

JUNE 30, 2011

(UNAUDITED)

MANAGEMENT’S COMMENTS ON
UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

925 West Georgia Street, Suite 1805, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

First Majestic Silver Corp.
CONSOLIDATED INTERIM STATEMENTS OF INCOME
FOR THE PERIODS ENDED JUNE 30, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2011	2010	2011	2010

Revenues	6	$68,040	$27,456	$123,306	$45,202
Cost of sales		18,112	12,324	34,931	20,953
Gross margin		49,928	15,132	88,375	24,249
Depletion, depreciation and amortization		3,134	2,483	5,938	4,433
Mine operating earnings		46,794	12,649	82,437	19,816

General and administrative expense		3,638	2,143	7,528	4,013
Share-based payments		1,772	828	3,661	1,686
Accretion of decommissioning liabilities		112	123	231	182
Foreign exchange loss (gain)		284	(1,616)	309	1,567
Other (income) expenses		(292)	731	10	1,064
Operating earnings		41,280	10,440	70,698	11,304

Investment and other income	7	381	620	3,856	654
Finance costs		(388)	(88)	(506)	(396)
Earnings before income taxes		41,273	10,972	74,048	11,562
Income taxes
Current income tax expense		9,445	43	13,668	61
Deferred income tax expense (recovery)		1,235	(49)	5,917	81
		10,680	(6)	19,585	142
Net earnings for the period attributable to equity holders of the Company		$30,593	$10,978	$54,463	$11,420

Earnings per common share
Basic		$0.30	$0.12	$0.54	$0.12
Diluted		$0.29	$0.12	$0.51	$0.12

Weighted average shares outstanding
Basic	8	103,396,753	92,804,715	101,633,552	92,758,113
Diluted	8	107,279,976	95,076,336	106,528,441	94,421,176

APPROVED BY THE BOARD OF DIRECTORS

Keith Neumeyer (signed)	Director	Douglas Penrose (signed)	Director

The accompanying notes are an integral part of the consolidated interim financial statements

First Majestic Silver Corp.
CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE PERIODS ENDED JUNE 30, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010

Net earnings for the period attributable to equity holders of the Company	$30,593	$10,978	$54,463	$11,420

Other comprehensive income
Available for sale investments:
Unrealized gain (loss) in fair value of investments	1,721	(78)	1,634	112
Currency translation gain	226	24	719	675
Other comprehensive income	1,947	(54)	2,353	787
Comprehensive income for the period	$32,540	$10,924	$56,816	$12,207

The accompanying notes are an integral part of the consolidated interim financial statements

First Majestic Silver Corp.
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW
FOR THE PERIODS ENDED JUNE 30, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2011	2010	2011	2010

OPERATING ACTIVITIES
Net earnings for the period		$30,593	$10,978	$54,463	$11,420
Adjustments for:
Share-based payments		1,772	828	3,661	1,686
Depletion, depreciation and amortization		3,134	2,483	5,938	4,433
Accretion of decommissioning liabilities		112	123	231	182
Investment income from derivative financial instruments		(320)	(201)	(3,545)	(626)
Deferred taxes		1,235	(49)	5,917	81
Finance costs		388	160	506	395
Unrealized foreign exchange loss (gain) and other		7	(1,566)	523	1,464
Operating cash flows before movements in working capital		36,921	12,756	67,694	19,035
Net change in non-cash working capital items	24	1,028	(1,382)	4,678	(1,359)
Cash generated by operating activities		37,949	11,374	72,372	17,676

INVESTING ACTIVITIES
Expenditures on mineral property interests (net of accruals)		(6,355)	(3,323)	(11,582)	(5,359)
Acquisition of property, plant, and equipment (net of accruals)		(12,360)	(1,106)	(16,815)	(2,774)
Realized gain on derivative financial instruments		186	201	3,411	626
Decrease (increase) in deposits on long-term assets		(6,657)	(13)	(10,418)	(415)
Proceeds from disposal of marketable securities		-	38	-	66
Investment in marketable securities		-	-	-	(24)
Cash used in investing activities		(25,186)	(4,203)	(35,404)	(7,880)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and share warrants		4,974	516	22,911	681
Proceeds from lease financing		-	-	2,474	-
Payment of lease obligations		(566)	(404)	(892)	(1,038)
Payment of other long-term liabilities		(39)	-	(76)	-
Finance costs paid		(388)	(160)	(506)	(395)
Prepayment facility, net of repayments		2,280	(414)	2,280	305
Cash generated by financing activities		6,261	(462)	26,191	(447)

Increase in cash and cash equivalents		19,024	6,709	63,159	9,349
Effect of exchange rate on cash held in foreign currency		330	(45)	656	(13)
Cash and cash equivalents, beginning of period	9	85,624	8,281	41,163	5,609
Cash and cash equivalents, end of period	9	$104,978	$14,945	$104,978	$14,945

Supplemental cash flow information	24

The accompanying notes are an integral part of the consolidated interim financial statements

First Majestic Silver Corp.
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2011 AND DECEMBER 31, 2010
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

	Note	June 30, 2011	December 31, 2010
Assets			(Note 27)
Current assets
Cash and cash equivalents	9	$104,978	$41,163
Trade and other receivables	10	10,534	8,354
Inventories	11	10,161	8,651
Other financial assets	12	8,335	357
Prepaid expenses and other	13	2,782	1,572
Total current assets		136,790	60,097

Non-current assets
Mining interests	14	131,350	119,660
Property, plant and equipment	15	92,109	72,383
Deferred tax asset		1,163	3,065
Deposits on long-term assets	16	10,418	2,426
Total assets		$371,830	$257,631

Liabilities and Equity
Current liabilities
Trade payables and accrued liabilities	17	$21,815	$12,400
Current portion of debt facilities	18	2,280	-
Current portion of lease obligations	19	2,654	1,160
Taxes payable		9,120	440
Total current liabilities		35,869	14,000

Non-current liabilities
Lease obligations	19	6,705	2,417
Decommissioning liabilities		7,358	6,795
Other long term liabilities		945	893
Deferred tax liabilities		26,110	22,071
Total liabilities		76,987	46,176

Equity
Shareholders' equity
Share capital	20	265,923	239,770
Equity reserves	21	28,581	25,809
Retained earnings (Accumulated deficit)	22	339	(54,124)
Total equity		294,843	211,455
Total liabilities and equity		$371,830	$257,631

Contingent liabilities (Note 25)
Subsequent events (Note 26)

The accompanying notes are an integral part of the consolidated interim financial statements

First Majestic Silver Corp.
CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE PERIODS ENDED JUNE 30, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

	Share Capital			Equity Reserves
								Retained
					Available for	Foreign		earnings
				Share-based	sale	currency	Total equity	(Accumulated
	Shares	Amount	To be issued	payment	revaluation	translation	reserves	deficit)	Total equity

Balance at January 1, 2010	92,648,744	$218,608	$247	$24,971	$(55)	$-	$24,916	$(89,255)	$154,516
Net earnings	-	-	-	-	-	-	-	11,420	11,420
Share-based payment	-	-	-	1,686	-	-	1,686	-	1,686
Other comprehensive income	-	-	-	-	112	675	787	-	787
Shares issued for:							-		-
Exercise of options	277,500	602	-	-	-	-	-	-	602
Exercise of warrants	25,000	78	-	-	-	-	-	-	78
Transfer of equity reserve upon exercise of options and warrants	-	221	-	(221)	-	-	(221)	-	-
Balance at June 30, 2010	92,951,244	$219,509	$247	$26,436	$57	$675	$27,168	$(77,835)	$169,089

Balance at December 31, 2010	97,560,417	$239,525	$245	$25,170	$18	$621	$25,809	$(54,124)	$211,455
Net earnings	-	-	-	-	-	-	-	54,463	54,463
Share-based payment	-	-	-	3,661	-	-	3,661	-	3,661
Other comprehensive income	-	-	-	-	1,634	719	2,353	-	2,353
Shares issued for:							-		-
Exercise of options	1,540,800	6,017	-	-	-	-	-	-	6,017
Exercise of warrants	4,806,593	16,894	-	-	-	-	-	-	16,894
Conversion of shares to be issued	2,500	12	(12)	-	-	-	-	-	-
Transfer of equity reserve upon exercise of options and warrants	-	3,242	-	(3,242)	-	-	(3,242)	-	-
Balance at June 30, 2011	103,910,310	$265,690	$233	$25,589	$1,652	$1,340	$28,581	$339	$294,843

The accompanying notes are an integral part of the consolidated interim financial statements

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG” and on the Toronto Stock Exchange under the symbol “FR”.

The Company’s head office, principal address and registered and records office are located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF IFRS

Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) and using the accounting policies the Company expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2011.

These consolidated interim financial statements should be read in conjunction with the Company’s 2010 GAAP annual financial statements, the consolidated interim financial statements as at and for the three months ended March 31, 2011, and in consideration of the disclosures regarding the transition from Canadian GAAP to IFRS are included in note 27. Certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS are not included in these interim financial statements nor in the Company’s most current annual GAAP financial statements.

Basis of Consolidation and Presentation

The consolidated financial statements have been prepared on a historical cost basis except for certain items that are measured at fair value including derivative financial instruments and available for sale investments. All dollar amounts presented are in United States dollars unless otherwise specified. The accounting policies in Note 3 of the consolidated interim financial statements for the three months ended March 31, 2011 have been applied in preparing these consolidated interim financial statements.

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”), First Silver Reserve Inc. (“First Silver”) and Normabec Mining Resources Ltd. (“Normabec”) as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V. (“First Majestic Plata”), Minera El Pilon, S.A. de C.V. (“El Pilon”), Minera La Encantada, S.A. de C.V. (“La Encantada”), Majestic Services S.A. de C.V. (“Majestic Services”), Minera Real Bonanza, S.A. de C.V. (“MRB”) and Servicios Minero-Metalurgicos e Industriales, S.A. de C.V. (“Servicios”). First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation. Intercompany balances and transactions are eliminated on consolidation.

Notes Page 1

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include: recoverability of accounts receivable, valuation of inventories, valuation and depreciation of property, plant and equipment and mining interests, valuation of share-based payments, recognition of deferred income tax amounts and provision for restoration, rehabilitation and environmental costs.

There are also significant judgments exercised in order to arrive at the stated amounts. Depreciation and depletion of property, plant and equipment is determined based on estimates of useful lives and reserves, both of which require significant judgment. The assessment of impairment of any property, plant and equipment assets depends on estimates of recoverable amounts, which takes into account factors requiring significant judgment including reserves, economic and market conditions and the useful lives of assets. The evaluation of mining interests and determination of commissioning date, determination of functional currency, provision for restoration, rehabilitation and environmental costs are dependent on various judgments, including the nature, estimate of future cost and timing of the work to be completed, which may change based on changes in future costs and environmental laws and regulations.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Financial instruments disclosure

In October 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. The IASB has issued exposure drafts addressing impairment of financial instruments, hedge accounting and the offsetting of financial assets and liabilities. The complete IFRS 9 is anticipated to be issued during the second half of 2011. The Company will evaluate the impact the final standard will have on its consolidated financial statements when issued.

Notes Page 2

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”) and IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. IFRS 10 and IFRS 12 supersede IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities.

IFRS 10 and IFRS 12 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted if adopted along with IFRS 11, IFRS 12, IAS 27 (revised) and IAS 28 (revised). The Company is evaluating the impact of these new standards on its consolidated financial statements.

Joint Arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which provides guidance on accounting for joint arrangements. If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved. A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method and proportionate consolidation is no longer permitted.

This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company does not anticipate these new standards to have a significant impact on its consolidated financial statements.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value.

IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This IFRS is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application. The Company is currently assessing the impact of this standard on its financial statements.

Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1 – Presentation of Items of Other Comprehensive Income (“amendments to IAS1”). The amendments to IAS1 are the result of a joint project with the US Finanical Accounting Standards Board and provide guidance on presentation of items contained in other comprehensive income (“OCI”) and their classification within OCI. The amendments to IAS1 require items of OCI, along with their tax effects, to be grouped into those that will and will not subsequently be reclassified to profit or loss. The measurement and recognition of items of profit or loss and OCI are not affected by the amendments. This amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Notes Page 3

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued)

The IASB is expected to publish new IFRSs on the following topics during 2012. The Company will assess the impact of these new standards on the Company’s operations as they are published:

Leases
Revenue recognition
Stripping costs

5.	SEGMENTED INFORMATION

The Company has three operating segments located in Mexico, one retail market segment in Canada and one corporate segment with locations in Canada and Mexico. The San Martin operations consist of the San Martin Silver Mine, the San Martin property and the Jalisco Group of Properties. The La Parrilla operations consist of the La Parrilla Silver Mine, the Del Toro Silver Mine, the La Parrilla properties and the Del Toro properties. The La Encantada operations consist of the La Encantada Silver Mine and the La Encantada property. All of the Company’s operations are within the mining industry and its major products are silver doré and silver concentrate.

An operating segment is defined as a component of the Company that:

engages in business activities from which it may earn revenues and incur expenses;
whose operating results are reviewed regularly by the entity’s chief operating decision maker; and for which discrete financial information is available.

Transfer prices between business segments are set on an arms-length basis in a manner similar to transactions with third parties.

Significant information relating to the Company’s reporting operating segments are summarized in the table below:

	Mexico					Canada				Consolidated
				Corporate and				Corporate and
	San Martin	La Parrilla	La Encantada	Other				Other
	operations	operations	operations	Eliminations	Total	Coin Sales	Dore Sales	Eliminations	Total	Total
Three Months Ended June 30, 2011
Revenue	$9,780	$15,994	$42,926	$-	$68,700	$2,635	$6,465	$(9,760)	$(660)	$68,040
Cost of sales	3,473	4,173	10,569	(8)	18,207	2,244	6,200	(8,539)	(95)	18,112
Depletion, depreciation and amortization	480	982	1,379	33	2,874	-	-	260	260	3,134
Mine operating earnings (loss)	5,827	10,839	30,978	(25)	47,619	390	266	(1,480)	(824)	46,794
Finance cost	80	114	208	-	402	-	-	(14)	(14)	388
Capital expenditures	5,693	17,664	5,457	845	29,659	-	-	70	70	29,729

Three Months Ended June 30, 2010
Revenue	$4,973	$6,701	$15,063	$-	$26,737	$1,606	$-	$(887)	$719	$27,456
Cost of sales	2,999	2,928	6,342	-	12,269	1,261	-	(1,206)	55	12,324
Depletion, depreciation and amortization	337	556	1,002	199	2,094	-	-	389	389	2,483
Mine operating earnings (loss)	1,637	3,217	7,718	(199)	12,374	345	-	(69)	276	12,649
Finance cost	24	24	155	(115)	88	-	-	-	-	88
Capital expenditures	746	1,088	3,512	-	5,346	-	-	205	205	5,551

	Mexico					Canada				Consolidated
				Corporate and				Corporate and
	San Martin	La Parrilla	La Encantada	Other				Other
	operations	operations	operations	Eliminations	Total	Coin Sales	Dore Sales	Eliminations	Total	Total
Six Months Ended June 30, 2011
Revenue	$19,316	$26,041	$77,016	$-	$122,373	$5,232	$13,216	$(17,515)	$933	$123,306
Cost of sales	6,782	7,490	20,604	(5)	34,871	4,354	12,302	(16,596)	60	34,931
Depletion, depreciation and amortization	826	1,836	2,763	33	5,458	-	-	480	480	5,938
Mine operating earnings (loss)	11,708	16,715	53,649	(28)	82,044	878	914	(1,399)	393	82,437
Finance cost	92	144	245	-	481	-	-	25	25	506
Capital expenditures	7,496	23,060	9,335	1,155	41,046	-	-	107	107	41,153

Six Months Ended June 30, 2010
Revenue	$10,359	$12,742	$22,070	$-	$45,171	$2,881	$-	$(2,850)	$31	$45,202
Cost of sales	5,837	5,922	9,584	(6)	21,337	2,472	-	(2,856)	(384)	20,953
Depletion, depreciation and amortization	786	1,162	1,237	391	3,576	-	-	857	857	4,433
Mine operating earnings (loss)	3,736	5,658	11,249	(385)	20,258	409	-	(851)	(442)	19,816
Finance cost	41	44	311	-	396	-	-	-	-	396
Capital expenditures	1,353	2,421	8,467	-	12,241	-	-	309	309	12,550

Notes Page 4

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

5.	SEGMENTED INFORMATION (continued)

	Mexico					Canada				Consolidated
				Corporate and				Corporate and
	San Martin	La Parrilla	La Encantada	Other				Other
	operations	operations	operations	Eliminations	Total	Coin Sales	Coin Sales	Eliminations	Total	Total
June 30, 2011
Total assets	$69,407	$101,434	$106,363	$40,793	$317,997	$-	$-	$53,833	$53,833	$371,830
Total liabilities	18,800	15,648	13,117	20,778	68,343	-	-	8,644	8,644	76,987
December 31, 2010
Total assets	$53,325	$68,070	$76,198	$36,765	$234,358	$-	$-	$23,273	$23,273	$257,631
Total liabilities	16,118	6,643	15,373	1,885	40,019	-	-	6,157	6,157	46,176

6.	REVENUES

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Gross revenue from payable ounces of silver equivalents	$69,741	$29,277	$126,668	$49,702
Less: refining, smelting, net of intercompany eliminations	(1,701)	(1,821)	(3,362)	(4,500)
Revenues	$68,040	$27,456	$123,306	$45,202

7.	INVESTMENT AND OTHER INCOME

The Company’s investment and other income is comprised of the following:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Gain from investment in derivative investments	$320	$622	$3,545	$649
Interest income and other	61	(2)	311	5
	$381	$620	$3,856	$654

8.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the three and six months ended June 30, 2011 and 2010 are based on the following:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Net income for the period attributable to shareholders	$30,593	$10,978	$54,463	$11,420
Weighted average number of shares on issue - basic	103,396,753	92,804,715	101,633,552	92,758,113
Adjustments for:
Share options	3,806,350	1,593,195	3,677,569	1,224,044
Warrants	76,873	678,426	1,217,320	439,019
Weighted average number of shares on issue - diluted	107,279,976	95,076,336	106,528,441	94,421,176

9.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents of the Company are comprised of bank balances and short-term investments, which are convertible to cash, with a term of 90 days or less as follows:

	June 30, 2011	December 31, 2010
Cash	$104,891	$34,951
Short-term investments	87	6,212
	$104,978	$41,163

Notes Page 5

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

10.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	June 30, 2011	December 31, 2010
Trade receivables	$4,511	$2,748
Value added taxes recoverable	4,850	4,001
Other taxes and value added taxes on accounts payable	570	1,299
Loan receivable from supplier and other	603	306
	$10,534	$8,354

The Company does not hold any collateral for any receivable amounts outstanding at June 30, 2011. The Company expects full recovery of the amounts outstanding and therefore no impairment has been recorded against these receivables.

11.	INVENTORIES

	June 30, 2011	December 31, 2010
Silver coins and bullion including in process shipments	$772	$396
Finished product - doré and concentrates	45	1,823
Work in process	3,052	1,233
Stockpile	1,148	959
Materials and supplies	5,144	4,240
	$10,161	$8,651

The amount of inventories recognized as an expense during the period is equivalent to cost of sales for the period and no inventory write-downs were recorded or reversed during the periods presented.

12.	OTHER FINANCIAL ASSETS

Other financial assets of the Company are comprised of:

	June 30, 2011	December 31, 2010
Marketable securities	$5,399	$357
Derivative financial instruments	2,936	-
	$8,335	$357

13.	PREPAID EXPENSES AND OTHER

Prepaid expenses and other of the Company are comprised of:

	June 30, 2011	December 31, 2010
Prepayments to suppliers and contractors	$2,466	$1,336
Deposits	316	236
	$2,782	$1,572

Notes Page 6

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

14.	MINING INTERESTS

The Company’s mining interest is composed of the following:

	June 30, 2011	December 31, 2010
Producing properties	$69,189	$62,741
Exploration properties (non-depletable)	62,161	56,919
	$131,350	$119,660

Producing properties are allocated as follows:

	La Encantada	La Parrilla	San Martin
Producing properties	Silver Mine	Silver Mine	Silver Mine	Total
Cost
At January 1, 2010	$12,423	$21,286	$37,016	$70,725
Additions	4,601	5,396	1,053	11,050
Change in decommissioning liabilities	488	770	268	1,526
At December 31, 2010	$17,512	$27,452	$38,337	$83,301
Additions	3,343	4,011	1,343	8,697
At June 30, 2011	$20,855	$31,463	$39,680	$91,998

Accumulated depletion and amortization
At January 1, 2010	$(2,747)	$(2,863)	$(10,742)	$(16,352)
Depletion and amortization	(1,453)	(966)	(1,789)	(4,208)
At December 31, 2010	$(4,200)	$(3,829)	$(12,531)	$(20,560)
Depletion and amortization	(792)	(732)	(725)	(2,249)
At June 30, 2011	$(4,992)	$(4,561)	$(13,256)	$(22,809)

Carrying value
At December 31, 2010	$13,312	$23,623	$25,806	$62,741
At June 30, 2011	$15,863	$26,902	$26,424	$69,189

Exploration properties are allocated as follows:

	La Encantada	La Parrilla	San Martin	Del Toro	La Luz
Exploration properties	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Total
Cost
At January 1, 2010	$2,383	$7,465	$13,863	$11,280	$16,479	$51,470
Exploration and evaluation expenditures	552	325	1,569	360	2,107	4,913
Change in decommissioning liabilities	-	-	-	-	536	536
At December 31, 2010	$2,935	$7,790	$15,432	$11,640	$19,122	$56,919
Exploration and evaluation expenditures	744	2,886	895	3,520	597	8,642
Proceeds from option payment (c)	-	-	(3,400)	-	-	(3,400)
At June 30, 2011	$3,679	$10,676	$12,927	$15,160	$19,719	$62,161

Notes Page 7

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

14.	MINING INTERESTS (continued)

	(a)	La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 3,750 tonnes per day cyanidation plant, a 1,000 tonnes per day flotation plant (currently in care-and-maintenance), an airstrip, and a village with 180 houses as well as administrative offices and infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine. On April 1, 2010, the mill expansion project achieved commercial stage production and all revenues and costs from that date are recorded in the mine operating earnings.

	(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine is a system of connected underground producing mines consisting of the La Rosa/Rosarios/La Blanca, the San Marcos mine and the Quebradillas mine. La Parrilla is located approximately 65 km southeast of the city of Durango, in the State of Durango, Mexico. Located at the mine are: an 850 tonnes per day milling facility consisting of a 425 tpd cyanidation circuit and a 425 tpd flotation circuit, mining equipment, buildings and infrastructure related to the operation and mining concessions covering an area of 69,867 hectares. The Company owns 100% of the La Parrilla Silver Mine. The Company owns 45 hectares and leases an additional 69 hectares of surface rights. During 2010, the Company staked an additional 16,630 hectares of mining rights at Quebradillas, which created a 69,867 hectare contiguous block of mining rights surrounding the La Parrilla mining operations.

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum payable of $2.5 million. The Company has an option to purchase the NSR at any time for an amount of $2.0 million. For the three and six months ended June 30, 2011, the Company paid royalties of $44,000 (June 30, 2010 - $21,000) and $71,000 (June 30, 2010 - $65,000), respectively. As at June 30, 2011, the sum of total royalties paid to date for the Quebradillas NSR is $392,000.

	(c)	San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños in Northern Jalisco State, Mexico. The operation consists of a 900 tonne per day cyanidation mill, flotation circuit, mine buildings, administrative offices and all related infrastructure. The mine is comprised of approximately 7,841 hectares of mineral rights, approximately 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the mill is located. The Company owns 100% of the San Martin Silver Mine.

The Company also owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. On April 15, 2011, a definitive agreement was entered into with Sonora Resources Corp. (the “Optionee”) whereby the Optionee has an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) located in the Jalisco State, Mexico. The Optionee is to issue 10 million shares of common stock with a fair value of $3.4 million to the Company and is committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded with a corresponding reduction in the carrying value of the Minera El Pilon mining interests during the period.

Notes Page 8

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

14.	MINING INTERESTS (continued)

(d) Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 393 contiguous hectares of mining claims and 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro Silver Mine consists of two old silver mines, the San Juan and Perseverancia mines, which are approximately one kilometre apart. The Company owns 100% of the Del Toro Silver Mine. In July 2008, the Company acquired 46 hectares of mining rights (“Fatima”) for $387,500 in option payments due between 2008 and 2010. During 2010, the Company completed the acquisition by paying the remaining $225,000 in option payments.

(e) La Luz Silver Project (formerly called “Real de Catorce Silver Project”), San Luis Potosi State

The La Luz Silver Project is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The La Luz property consists of 35 mining concessions covering 5,738 hectares. The Company owns 100% of the La Luz Silver Project. In November 2010, the Company agreed to acquire the 3% NSR, the surface rights of the property, the buildings located thereon covering the location of the previous mining operations, and all technical and geological information collected pertaining to the area, in consideration for $3.0 million. Consideration for the purchase consisted of a cash payment of $1.05 million and $1.5 million in shares of the Company in November 2010, and a cash payment of $0.45 million which was paid by January 31, 2011.

15.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is composed of the following:

	Land and	Machinery and	Assets under	Corporate
	buildings	equipment	construction	assets	Total
Cost
At January 1, 2010	$7,827	$25,387	$32,113	$1,415	$66,742
Additions	641	11,741	7,007	663	20,052
Transfers	6,485	29,904	(36,389)	-	-
At December 31, 2010	$14,953	$67,032	$2,731	$2,078	$86,794
Additions	832	10,603	11,760	380	23,575
At June 30, 2011	$15,785	$77,635	$14,491	$2,458	$110,369

Accumulated depreciation and amortization
At January 1, 2010	$(2,566)	$(5,177)	$-	$(892)	$(8,635)
Depreciation and amortization	(919)	(4,624)	-	(233)	(5,776)
At December 31, 2010	$(3,485)	$(9,801)	$-	$(1,125)	$(14,411)
Depreciation and amortization	(634)	(2,231)	-	(984)	(3,849)
At June 30, 2011	$(4,119)	$(12,032)	$-	$(2,109)	$(18,260)

Carrying value
At December 31, 2010	$11,468	$57,231	$2,731	$953	$72,383
At June 30, 2011	$11,666	$65,603	$14,491	$349	$92,109

Notes Page 9

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

Mining assets, including land and buildings, machinery and equipments, assets under construction and corporate assets above are allocated as follow:

	La Encantada	La Parrilla Silver	San Martin	Del Toro	La Luz	Corporate	Total
	Silver Mine	Mine	Silver Mine	Silver Mine	Silver Project
Cost
At January 1, 2010	$40,118	$16,161	$9,331	$324	$60	$748	$66,742
Additions	11,658	3,011	2,124	1,620	1,297	342	20,052
Transfers	12	374	(387)	-	-	1	-
At December 31, 2010	$51,788	$19,546	$11,068	$1,944	$1,357	$1,091	$86,794
Additions	5,252	12,092	5,258	296	434	243	23,575
At June 30, 2011	$57,040	$31,638	$16,326	$2,240	$1,791	$1,334	$110,369

Accumulated depreciation and amortization
At January 1, 2010	$(1,854)	$(3,629)	$(2,765)	$-	$(25)	$(362)	$(8,635)
Depreciation and amortization	(2,370)	(1,910)	(1,241)	-	(12)	(243)	(5,776)
At December 31, 2010	$(4,224)	$(5,539)	$(4,006)	$-	$(37)	$(605)	$(14,411)
Depreciation and amortization	(2,140)	(1,150)	(388)	-	(20)	(151)	(3,849)
At June 30, 2011	$(6,364)	$(6,689)	$(4,394)	$-	$(57)	$(756)	$(18,260)

Carrying value
At December 31, 2010	$47,564	$14,007	$7,062	$1,944	$1,320	$486	$72,383
At June 30, 2011	$50,676	$24,949	$11,932	$2,240	$1,734	$578	$92,109

No items of property, plant and equipment have been pledged as security for liabilities. Certain components of property, plant and equipment in the comparative periods have been reclassified to conform to current presentation.

16.	DEPOSITS ON LONG-TERM ASSETS

The Company’s deposits on long-term assets are comprised of the following:

	June 30, 2011	December 31, 2010
Deposits on equipment	$9,830	$2,056
Deposits on services	588	370
	$10,418	$2,426

17.	TRADE PAYABLES AND ACCRUED LIABILITIES

The Company’s trade payables and accrued liabilities are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The usual credit period for trade purchases is between 30 to 90 days.

Trade payables and accrued liabilities are comprised of the following items:

	June 30, 2011	December 31, 2010
Trade payables	$6,502	$6,023
Accrued liabilities	15,214	6,279
Unearned revenue	99	98
	$21,815	$12,400

Notes Page 10

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

18.	DEBT FACILITIES

In April 2011, the Company entered into an agreement for a six-month pre-payment facility for advances on the sale of lead in its concentrate production. Under the terms of the agreement, $3.0 million was advanced against the Company’s lead concentrate production from the La Parrilla Silver Mine for a period of twelve months. Interest accrues at an annualized floating rate of one-month LIBOR plus 5%. Interest is payable monthly and the principal amount is repayable based on the volume of lead concentrate shipped with minimum monthly quotas valued at US$250,000. As at June 30, 2011, after delivering monthly quotas of lead concentrates and payments of interest charges, the Company had a remaining balance payable on the pre-payment facility of $2,280,000 (December 31, 2010 - $nil).

19.	LEASE OBLIGATIONS

The Company has entered into leases for various mining and plant equipment. These leases have terms of 36 to 48 months with interest rates ranging between 7.9% to 12.5%.

The following is a schedule of future minimum lease payments under the capital leases:

	Minimum Lease Payments
	June 30, 2011	December 31, 2010
Less than one year	$3,326	$1,409
More than one year but not more than five years	7,481	2,687
	10,807	4,096
Less: future finance charges	(1,448)	(519)
Present value of minimum lease payments	$9,359	$3,577

Included in the financial statements as:
Current portion of lease obligations	2,654	1,160
Lease obligations	6,705	2,417
Present value of minimum lease payments	$9,359	$3,577

Notes Page 11

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

20.	SHARE CAPITAL

(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is as follows:

			Shares
	Shares	Amount	to be issued	Total

Balance at January 1, 2010	92,648,744	$218,608	$247	$218,855
Shares issued for:
Exercise of options	277,500	602	-	602
Exercise of warrants	25,000	78	-	78
Transfer of equity reserve upon exercise of options and warrants	-	221	-	221
Balance at June 30, 2010	92,951,244	$219,509	$247	$219,756

Balance at December 31, 2010	97,560,417	$239,525	$245	$239,770
Shares issued for:
Exercise of options	1,540,800	6,017	-	6,017
Exercise of warrants	4,806,593	16,894	-	16,894
Conversion of shares to be issued	2,500	12	(12)	-
Transfer of equity reserve upon exercise of options and warrants	-	3,242	-	3,242
Balance at June 30, 2011	103,910,310	$265,690	$233	$265,923

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted prior to May 19, 2011 are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter. All stock options granted thereafter are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes the information about stock options outstanding and exercisable as at June 30, 2011:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Options	(CAD$/Share)	(Years)	Options	(CAD$/Share)	(Years)

2.01 - 3.00	601,250	2.07	1.56	601,250	2.07	1.56
3.01 - 4.00	1,543,125	3.64	1.69	1,490,625	3.63	1.68
4.01 - 5.00	1,363,800	4.37	1.13	1,301,300	4.38	1.09
10.01 - 20.03	1,443,400	12.64	3.10	695,025	12.52	3.10
	4,951,575	6.27	1.93	4,088,200	5.15	1.72

Notes Page 12

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

20.	SHARE CAPITAL (continued)

(b)	Stock options (continued)

As of June 30, 2011, incentive stock options represent 5% (December 31, 2010 - 7%) of issued and outstanding common capital. The aggregate intrinsic values of vested share options (the market value less the exercise value) at June 30, 2011 and December 31, 2010 were $53.8 million (CAD$51.9 million) and $47.6 million (CAD$47.4 million), respectively.

The changes in stock options issued during the period ended June 30, 2011 and the year ended December 31, 2010 are as follows:

	Six Months Ended		Year Ended
	June 30, 2011		December 31, 2010
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Number of Options	(CAD$/Share)	Number of Options	(CAD$/Share)
Balance, beginning of the period	6,464,875	5.61	8,603,750	3.50
Granted	42,500	19.26	2,003,000	10.03
Exercised	(1,540,800)	3.80	(3,573,125)	3.16
Expired	(15,000)	12.44	(568,750)	4.63
Balance, end of the period	4,951,575	6.27	6,464,875	5.61

During the six months ended June 30, 2011, 1,540,800 (June 30, 2010 – 277,500) stock options were exercised. The weighted average closing share price at date of exercise for the six months ended June 30, 2011 was CAD$18.21 (June 30, 2010 - CAD$4.13) .

During the six months ended June 30, 2011, 42,500 (June 30, 2010 – 460,000) stock options were granted for an aggregate fair value of CAD$394,000 (June 30, 2010 – CAD$740,000).

The fair value of stock options granted is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Six Months Ended June 30,
	2011	2010

Weighted average fair value at grant date ($)	9.28	1.61
Expected dividend yield (%)	-	-
Average risk-free interest rate (%)	1.77	1.56
Expected life (years)	2.99	1.88
Expected volatility (%)	77.54	84.40
Forfeiture rate (%)	5.00	5.00

The expected volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

Notes Page 13

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

20.	SHARE CAPITAL (continued)

(c)	Share purchase warrants

The following table summarizes the information about share purchase warrants outstanding:

	Warrants Outstanding
		Weighted Average	Weighted Average
	Number of	Exercise Price	Remaining Life
Exercise prices (C$)	Warrants	(CAD$/Share)	(Years)
3.30	224,000	3.30	0.14
3.30	87,500	3.30	0.21
	311,500	3.30	0.16

The changes in share purchase warrants during the periods ended June 30, 2011 and the year ended December 31, 2010 are as follows:

	Six Months Ended		Year Ended
	June 30, 2011		December 31, 2010
		Weighted Average		Weighted Average
	Number of	Exercise Price	Number of	Exercise Price
	Warrants	(CAD$/Share)	Warrants	(CAD$/Share)
Balance, beginning of the period	5,142,277	3.44	11,357,465	5.04
Exercised	(4,806,593)	3.45	(1,185,250)	3.41
Cancelled or expired	(24,184)	3.50	(5,029,938)	7.06
Balance, end of the period	311,500	3.30	5,142,277	3.44

(d)	Share capital to be issued

On June 5, 2006, pursuant to the acquisition of First Silver Reserve Inc. and the San Martin mine, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the 36.25% remaining minority interest in securities of First Silver resulting in First Silver becoming a wholly owned subsidiary of First Majestic.

At June 30, 2011, the prior shareholders of First Silver had yet to exchange 110,754 shares (December 31, 2010 – 113,254 shares) of First Silver, exchangeable for 56,627 shares (December 31, 2010 – 56,627 shares) of First Majestic resulting in a remaining value of shares to be issued of $233,000 (December 31, 2010 - $245,000). During the six months ended June 30, 2011, a total of 2,500 shares were redeemed by prior shareholders of First Silver. An additional 1,500 shares were redeemed subsequent to June 30, 2011.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

Notes Page 14

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

21.	EQUITY RESERVES

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Available for sale revaluation reserve (a)
Balance at beginning of period	$(69)	$135	$18	$(55)
Gain (loss) on available for sale securities	1,721	(78)	1,634	112
Balance at end of period	1,652	57	1,652	57

Share-based payments reserve (b)
Balance at beginning of period	25,532	25,787	25,170	24,971
Share-based payments recognized in profit and loss	1,772	828	3,661	1,686
Reclassed to share capital for exercise of stock options and warrants	(1,715)	(179)	(3,242)	(221)
Balance at end of period	25,589	26,436	25,589	26,436

Foreign currency translation reserve (c)
Balance at beginning of period	1,114	651	621	-
Currency translation gain	226	24	719	675
Balance at end of period	1,340	675	1,340	675

Total equity reserves per statement of financial position	$28,581	$27,168	$28,581	$27,168

(a)	The available for sale reserve principally records the fair value gains or losses related to available-for-sale financial instruments.

(b)	The share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted but not exercised to acquire shares of the Company.

(c)

The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency.

22.	RETAINED EARNINGS / ACCUMULATED DEFICIT

At June 30, 2011, the Company has retained earnings of $339,000 (December 31, 2010 – accumulated deficit of $54,124,000).

No dividends have been paid or declared by the Company since its inception.

23.	FINANCIAL RISK MANAGEMENT

There are no significant changes in financial risk management compared to the Company’s 2010 annual financial statements except for the following:

(a) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at June 30, 2011, the Company has outstanding trade payables of $6.5 million (December 31, 2010 - $6.0 million) which are generally payable in 90 days or less and accrued liabilities of $15.2 million (December 31, 2010 - $6.3 million) which are generally payable within 12 months.

The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next twelve months.

Notes Page 15

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

23.	FINANCIAL RISK MANAGEMENT

(a)	Liquidity Risk (continued)

The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
Balances in USD$'000	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Finance Lease Obligations	$9,359	$2,654	$5,021	$1,684	$-
Purchase Obligations	24,391	24,391	-	-	-
Decommissioning liabilities	7,358	-	-	-	7,358
Trade payables and accrued liabilities	21,815	21,815	-	-	-
Total Obligations	$62,923	$48,860	$5,021	$1,684	$7,358

(b)	Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

					June 30, 2011	December 31, 2010
Balances in USD$'000			Trade payables	Net assets		Net assets
	Cash and cash	Trade and	and accrued	(liabilities)	Effect of +/- 10%	(liabilities)	Effect of +/- 10%
	equivalents	other receivable	liabilities	exposure	change in currency	exposure	change in currency
Canadian dollar	$67,493	$110	$(2,596)	$65,007	$6,501	$8,174	$817
Mexican peso	3,708	4,022	(17,164)	(9,434)	(943)	(10,726)	(1,073)
	$71,201	$4,132	$(19,760)	$55,573	$5,558	$(2,552)	$(256)

24.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Net change in non-cash working capital items:
Decrease (increase) in trade and other receivables	$(297)	$435	$(2,180)	$(113)
Increase in inventories	(1,166)	(1,569)	(1,510)	(1,892)
Increase in prepaid expenses and other	(3,318)	(198)	(4,010)	(667)
Increase (decrease) in trade payables and
accrued liabilities	1,832	(133)	3,699	1,180
Increase (decrease) in taxes payable	3,977	83	8,679	133
	$1,028	$(1,382)	$4,678	$(1,359)

Non-cash investing and financing activities:
Transfer of contributed surplus upon exercise of options and warrants	$1,713	$184	$3,242	$225
Assets acquired by capital lease	(1,726)	-	(4,200)	-

Cash payments for interest and taxes:
Interests paid	$388	$160	$506	$395
Taxes paid	5,458	-	5,802	-

Notes Page 16

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

25.	CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

26.	SUBSEQUENT EVENTS

From July 1, 2011 to August 10, 2011:

	(a)	503,750 options and 150,000 warrants were exercised for gross proceeds of CAD$2,676,000;

	(b)	10,000 options were granted with an exercise price of CAD$17.80 and expire in five years from the grant date;

	(c)	1,500 options expired unexercised; and

	(d)	1,500 shares were issued in connection with the First Silver Reserve Inc. acquisition (see note 20(d)).

27.	FIRST TIME ADOPTION OF IFRS

The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. The accounting policies set out in Note 3 of the consolidated interim financial statements as at and for the three months ended March 31, 2011 have been applied in preparing te consolidated interim financial statements for the three and six months ended June 30, 2011. In note 24 of the March 31, 2011 consolidated interim financial statements, the Company reported the impact of the transition to IFRS at January 1, 2010 and December 31, 2010. There were no changes to the reconciliations as previously reported.

The Company applied the following exemptions to its opening statement of financial position dated January 1, 2010 in accordance with IFRS 1, “First-time adoption of International Financial Reporting Standards”, provides guidance for the initial adoption of IFRS. IFRS 1 requires retrospective application of the standards in the transition statement of financial position, with all adjustments to assets and liabilities taken to accumulated deficit unless certain exemptions are applied:

	(a)	Business combinations

The Company has elected to not apply IFRS 3 to business combinations that occurred before the date of transition to IFRS. IFRS 3 has been applied by the Company to business combinations that occurred on or after January 1, 2010.

	(b)	Cumulative translation differences

As permitted by the IFRS 1 election for cumulative translation differences, the Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Any gains and losses on subsequent disposal of foreign operations will not be impacted by translation differences that arose prior to the date of transition.

	(c)	Decommissioning liabilities included in the cost of property, plant and equipment

The Company has elected to apply the exemption related to decommissioning liabilities included in the cost of property, plant and equipment. This exemption allows a first-time adopter to apply the requirements of IFRIC 1, dealing with changes in decommissioning liabilities, on a prospective basis from the date of transition.

Notes Page 17

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

27.	FIRST TIME ADOPTION OF IFRS (continued)

	(d)	Share-based payment

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS. The Company has elected not to apply IFRS 2 to awards which had vested at the date of transition.

	(e)	Fair value as deemed cost

IFRS 1 allows an entity to measure individual items of mining interests and property, plant and equipment at fair value as deemed cost at the date of transition. The Company has elected to apply this exemption to the carrying value of mining interest for the San Martin mine at the date of transition. As a result, an adjustment of $48,945,000, net of deferred income tax recovery of $13,705,000, was recorded to accumulated deficit to adjust the aggregate carrying value of mining interests under previous GAAP to its fair value at January 1, 2010.

	(f)	Estimates

IFRS 1 requires that an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the entity’s previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP statements of income and statements of financial position for the six months ended June 30, 2010 and year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained below.

The adoption of IFRS does not have a significant impact on the statement of cash flows for the six months ended June 30, 2010 and the year ended December 31, 2010. Therefore, no reconciliation is presented in these consolidated interim financial statements.

Notes Page 18

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

27.	FIRST TIME ADOPTION OF IFRS (continued)

The June 30, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

	Canadian	Canadian		Effect of
	GAAP	GAAP		Transition to IFRS	IFRS
	June 30, 2010	June 30, 2010		June 30, 2010	June 30, 2010
	CAD$	USD$	Note	USD$	USD$

ASSETS
Current assets
Cash and cash equivalents	$15,850	$14,945		$-	$14,945
Trade and other receivables	9,152	8,627		-	8,627
Inventories	5,801	5,470		-	5,470
Prepaid expenses and other	2,250	2,122		-	2,122
Total current assets	33,053	31,164		-	31,164

Non-current assets
Mining interests	174,085	161,625	(v)(vi)	(52,804)	108,821
Property, plant and equipment	68,304	63,398	(i)	(193)	63,205
Deposits on long-term assets	1,972	1,859		-	1,859
Total assets	$277,414	$258,046		$(52,997)	$205,049

LIABILITIES AND EQUITY
Current liabilities
Trade payables and accrued liabilities	$14,940	$14,018		$-	$14,018
Current portion of debt facilities	2,045	1,929		-	1,929
Current portion of lease obligations	1,373	1,294		-	1,294
Taxes payable	264	249		-	249
Total current liabilities	18,622	17,490		-	17,490

Non-current liabilities
Debt facilities	2,881	2,716		-	2,716
Lease obligations	369	348		-	348
Decommissioning liabilities	4,661	4,392		-	4,392
Other long-term liabilities	775	731		-	731
Deferred tax liabilities	31,969	28,827	(v)(vi)	(18,544)	10,283
Total liabilities	59,277	54,504		(18,544)	35,960

Equity
Shareholders' Equity
Share capital	245,455	219,756		-	219,756
Equity reserves	28,932	26,158	(iii)	278	26,436
Accumulated other comprehensive income (loss)	(34,985)	(25,593)	(ii)	26,325	732
Accumulated deficit	(21,265)	(16,779)	(i)(ii)(iii)(v)(vi)	(61,056)	(77,835)
Total liabilities and equity	$277,414	$258,046		$(52,997)	$205,049

Notes Page 19

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

27.	FIRST TIME ADOPTION OF IFRS (continued)

The Company’s Canadian GAAP income statement and consolidated statement of income for the three months ended June 30, 2010 have been reconciled to IFRS as follows:

	Three Months Ended June 30, 2010
				Effect of
	Canadian	Canadian		Transition to
	GAAP	GAAP	Note	IFRS	IFRS
	CAD$	USD$		USD$	USD$

Revenues	$28,963	$27,456		$-	$27,456
Cost of sales	13,435	12,324		-	12,324
Gross margin	15,528	15,132		-	15,132
Depletion, depreciation and amortization	2,380	2,284	(i)	199	2,483
Mine operating earnings	13,148	12,848		(199)	12,649

General and administration expense	2,407	2,143		-	2,143
Share-based payments	644	624	(iii)	204	828
Accretion of decommissioning liabilities	94	123		-	123
Foreign exchange gain	(344)	(1,616)		-	(1,616)
Other expenses	570	731		-	731
Operating earnings	9,777	10,843		(403)	10,440

Investment and other income	640	620		-	620
Finance costs	(118)	(88)		-	(88)
Earnings before income taxes	10,299	11,375		(403)	10,972

Current income tax expense	45	43		-	43
Deferred income tax expense (recovery)	1,367	1,266	(vi)	(1,315)	(49)
	1,412	1,309		(1,315)	(6)
Net earnings for the period	$8,887	$10,066		$912	$10,978

EARNINGS PER COMMON SHARE
BASIC	$0.10				$0.12
DILUTED	$0.09				$0.12

Notes Page 20

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

27.	FIRST TIME ADOPTION OF IFRS (continued)

The Company’s Canadian GAAP income statement and consolidated statement of income for the six months ended June 30, 2010 have been reconciled to IFRS as follows:

	Six Months Ended June 30, 2010
				Effect of
	Canadian	Canadian		Transition to
	GAAP	GAAP	Note	IFRS	IFRS
	CAD$	USD$		USD$	USD$

Revenues	$47,181	$45,202		$-	$45,202
Cost of sales	22,409	20,953		-	20,953
Gross margin	24,772	24,249		-	24,249
Depletion, depreciation and amortization	4,178	4,041	(i)	392	4,433
Mine operating earnings	20,594	20,208		(392)	19,816

General and administration expense	4,394	4,013		-	4,013
Share-based payments	1,344	1,294	(iii)	392	1,686
Accretion of decommissioning liabilities	188	182		-	182
Foreign exchange loss (gain)	(416)	1,567		-	1,567
Other expenses	885	1,064		-	1,064
Operating earnings	14,199	12,088		(784)	11,304

Investment and other income	672	654		-	654
Finance costs	(410)	(396)		-	(396)
Earnings before income taxes	14,461	12,346		(784)	11,562

Current income tax expense	64	61		-	61
Deferred income tax expense (recovery)	2,494	2,376	(vi)	(2,295)	81
	2,558	2,437		(2,295)	142
Net earnings for the period	$11,903	$9,909		$1,511	$11,420

EARNINGS PER COMMON SHARE
BASIC	$0.13				$0.12
DILUTED	$0.13				$0.12

Notes Page 21

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

27.	FIRST TIME ADOPTION OF IFRS (continued)

	(i)	Change in functional currency

Effective January 1, 2010, the Company has changed its presentation currency from the Canadian dollar to US dollar. The Company has determined that the functional currency of its Mexican subsidiaries is the U.S. dollar effective January 1, 2010. Previously, the Company’s subsidiaries had a functional currency of the Mexican peso. The Company has accounted for this change in functional currency on a prospective basis in accordance with the requirements of IAS21, “The Effects of Changes in Foreign Exchange Rates”. With the successful expansion of the La Encantada plant, the Company has achieved consistent profitability in 2010 and the need to access additional financing from the Canadian public markets has been significantly reduced. Also, a substantial portion of the Company’s revenue stream and a significant portion of expenditures are now incurred in U.S. dollars.

	(ii)	Cumulative translation differences

As permitted by the IFRS 1 election for cumulative translation differences, the Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Cumulative translation loss at January 1, 2010 was re-allocated from accumulated other comprehensive loss to accumulated deficit.

	(iii)	Share-based payments

IFRS requires each tranche of a share-based award with different vesting dates to be considered a separate grant for purpose of fair value calculation, and the resulting fair value is amortized over the vesting period of the respective tranches. Furthermore, forfeiture estimates are recognized in the period they are estimated.

Under Canadian GAAP, the fair value of share-based awards with graded vesting was calculated as one single grant and the resulting fair value was recognized on a straight-line basis over the longest vesting period. Forfeitures of awards were only recognized in the period the forfeiture occurred.

	(iv)	Decommissioning liabilities

IFRS requires provision for decommissioning liabilities to be estimated based on constructive cash flow discounted based on liability specific risk-free discount rate. The discount rate should be updated periodically at each period end date. Under Canadian GAAP, provision for decommissioning liabilities was estimated based on legal cash flow and discounted based on a risk-adjusted discount rate.

Historical net book value of costs of the related mining properties when the first decommissioning liabilities first arose was adjusted to reflect historical difference in the decommissioning liabilities.

	(v)	Fair value as deemed cost

IFRS 1 allows an entity to measure individual items of property, plant and equipment at fair value at the date of transition. The Company has elected to apply the IFRS 1 exemption to measure its mining interest for the San Martin mine at fair value as deemed cost at January 1, 2010 using a discounted cash flow model under IFRS compared to Canadian GAAP which determines fair value based on undiscounted cash flows. Based on silver prices ranging from $14.50 to $19.30 per ounce and a discount rate of 14.75% used in the discounted cash flow model, an adjustment of $48,945,000, net of future income tax recovery of $13,705,000, was recorded to accumulated deficit to adjust the aggregate carrying value of mining interests under previous Canadian GAAP to its aggregate fair value at January 1, 2010.

Notes Page 22

First Majestic Silver Corp.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

27.	FIRST TIME ADOPTION OF IFRS (continued)

(vi) Deferred tax liabilities

IFRS does not allow recognition of deferred taxes for acquisition of assets that do not qualify as a business combination. There is no similar prohibition under Canadian GAAP. As a result, deferred tax liabilities related to the Company’s previous asset acquisitions that did not qualify as business combination were derecognized at transition.

As part of the transition to IFRS, the carrying value of the Company’s property, plant and equipment and mining interests were changed without a change in their respective tax value. Deferred taxes were updated to reflect the change in temporary differences between the carrying value and tax value of these assets.

28.	APPROVAL OF FINANCIAL STATEMENTS

The Consolidated Interim Financial Statements of First Majestic Silver Corp. for the period ended June 30, 2011 were approved and authorized for issue by the Board of Directors on August 10, 2011.

Notes Page 23